UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Sysco Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

871829107
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871829107

1		NAME OF REPORTING PERSONS Yacktman Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 31,990,385
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,096,635
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,096,635
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Based upon an aggregate of 581,578,154 shares outstanding as of October 26, 2013.

CUSIP No. 871829107

Item 1(a).	Name of Issuer:

Sysco Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1390 Enclave Parkway, Houston, TX 77077-2099

Item 2(a).	Name of Person Filing:

The person filing this Schedule 13G is Yacktman Asset Management LP (“Yacktman”). Yacktman is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

6300 Bridgepoint Parkway, Bldg. 1, Suite 500
Austin, TX 78730

Item 2(c).	Citizenship:

Yacktman is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

871829107

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

CUSIP No. 871829107

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 32,096,635

(b)	Percent of Class: 5.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 31,990,385

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 32,096,635

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

CUSIP No. 871829107

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2014

YACKTMAN ASSET MANAGEMENT LP

By:      /s/ Donald A. Yacktman
Donald A. Yacktman, Partner